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09057284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore (212) 532-3651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY LI
Notary Public - State of New York
NO. 01LI6129241
Qualified in Queens County
My Commission Expires 06/20/09

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Independent Auditors' report on internal accounting control required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group LLC

We have audited the accompanying statement of financial condition of Marwood Group LLC (the "Company") (a wholly-owned subsidiary of Marwood Group & Co. USA LLC) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

Melville, New York
February 26, 2009

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Roseland Tinton Falls Greenwich Grand Cayman
www.mkllp.com

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS		
Cash and cash equivalents	$ 2,887,722	
Accounts receivable	1,669,416	
Prepaid expenses	68,667	
Property and equipment, net	18,118	
TOTAL ASSETS		$ 4,643,923

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$ 745,858	
Deferred revenue	277,717	
TOTAL LIABILITIES		$ 1,023,575
MEMBER'S EQUITY		3,620,348
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 4,643,923

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization

Marwood Group LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed in June 2001 under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business consists primarily of consulting and research services relating to the healthcare industry and acting as a placement agent for investment management companies.

As provided for in the Company's limited liability company agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. As of December 31, 2008 and at times during the year, such amounts exceeded FDIC limits.

Accounts Receivable and Allowance for Doubtful Accounts
The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2008, the Company determined that no reserve against accounts receivable was required. The Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2008, two customers accounted for approximately $500,000 and $300,000 or approximately 29% and 17%, respectively of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operate limits concentrations of credit risk with respect to accounts receivable.

NOTE 2 - Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, which is generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts. Renewals and betterments are capitalized.

Deferred Revenue

Amounts received from clients in advance of when earned are recorded as deferred revenue.

Income Taxes

The Company files consolidated Federal, State and Local tax returns with the Parent and other affiliates on a cash basis. The members of a limited liability company are taxed on their proportionate share of a Company's Federal and State taxable income. Accordingly, no liability for Federal or State income taxes has been included in this financial statement. The amount payable for the Company's share of the consolidated group's New York City Unincorporated Business Tax and District of Columbia Unincorporated Business Franchise Tax returns are calculated as if each company filed on a separate return basis and are recorded as contributed to capital by the Parent.

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax position being more-likely-than-not to be sustained upon examination by the taxing authorities. On December 30, 2008, the FASB issued Staff Position No. FIN 48-3, which deferred the effective date of FIN 48 for

NOTE 2 - Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued
nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2009, but is not required to reflect that adoption in its financial statement until the issuance of its financial statement as of December 31, 2009. The Company is currently evaluating the impact of adopting FIN 48.

Use of Estimates
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), for assets and liabilities measured at fair value on a recurring basis. SFAS 157 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157, continued

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

In February 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position 157-2 ("FSP 157-2"). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the Company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 4 - Property and Equipment

At December 31, 2008, property and equipment consisted of the following:

	Amount	Estimated Useful Lives
Computer equipment	$28,604	5-7 years
Office furniture	14,450	5-7 years
	43,054	
Less: Accumulated depreciation	24,936	
Property and equipment, net	$18,118	

NOTE 5 - Related Party Transactions

The Company shares office, administrative, and occupancy expenses with the Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, Parent, and other affiliates. In accordance

NOTE 5 - Related Party Transactions, continued

with the Expense Sharing Agreement, on the last business day of each month, the total of any amounts due from the Parent or other affiliates that is not paid shall automatically convert to a capital distribution to the Parent. For the year ended December 31, 2008, the total amount of expenses paid by the Company and recorded as capital distributions to the Parent amounted to $474,453. The amount of income taxes due to the Parent and recorded as a capital contribution from the Parent amounted to $260,000 for the year ended December 31, 2008.

NOTE 6 - Income Taxes

The amount due to the Parent for current and deferred income taxes payable of $260,000 as of December 31, 2008 was recorded as a capital contribution from the Parent in accordance with the Company's Expense Sharing Agreement.

NOTE 7 - Net Capital Requirements

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2008, the Company had net capital of $2,220,975, which was $2,152,737 in excess of its required net capital of $68,238. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2008.

NOTE 8 - Subsequent Event

In February 2009, the Company moved the operations of its healthcare research services to Marwood Group Research LLC ("RES"), also a wholly-owned subsidiary of Marwood Group & Co. USA LLC, which was organized as a New York limited liability company on May 27, 2003. RES is a broker-dealer registered with the SEC and a member of FINRA.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008